SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Continental Materials Corporation

(Name of Subject Company)

Continental Materials Corporation

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.25 Per Share

(Title of Class of Securities)

211615307

(CUSIP Number of Class of Securities)

Paul Ainsworth

Chief Financial Officer
Continental Materials Corporation
440 S. LaSalle Drive, Suite 3100
Chicago, IL 60605
(312) 541-7200

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Donald E. Figliulo
Polsinelli PC
150 N. Riverside Plaza, Suite 3000
Chicago, IL 60606
(312)-819-1900

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 6, 2020 and April 7, 2020, Bee Street Holdings LLC, a Delaware limited liability company controlled by James G. Gidwitz and certain members of his family (“Bee Street”), filed Amendment No. 4 and Amendment No. 5, respectively, to its Tender Offer Statement and Amendment No. 4 and Amendment No. 5, respectively, to its Rule 13e-3 Transaction Statement to amend and supplement the joint Schedule TO and Schedule 13E-3 filed with the Commission (the “Schedule TO”), relating to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the “Shares”), of Continental Materials Corporation, a Delaware corporation (the “Company”), which are not currently held by Bee Street, at a purchase price of $9.50 per share, net to the holder in cash, without interest, less any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on March 3, 2020 relating to the Offer (as amended or supplemented from time to time, this “Schedule 14D-9”). Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates, as stated below.

ITEM 2.   Identity and Background of the Filing Person.

Item 2 of this Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs:

On April 6, 2020, by way of a press release, Bee Street announced the extension of the expiration time of the Offer to midnight, New York City time, at the end of April 14, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in Bee Street’s Schedule TO.

Bee Street filed Amendment No. 4 to the Schedule TO on April 6, 2020.

On April 7, 2020, by way of a press release, Bee Street announced its waiver of the Financing Condition (as defined in the Offer to Purchase) and the Minimum Tender Condition (as defined in the Offer to Purchase). Bee Street further announced that it has received from Wintrust Bank, N.A. (“Wintrust”), a definitive commitment letter for a committed $8.75 million debt facility (the “Wintrust Facility”) which would enable Bee Street to consummate the Offer and to purchase all the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase).

Bee Street filed Amendment No. 5 to the Schedule TO on April 7, 2020.

ITEM 4.    The Solicitation or Recommendation.

Item 4 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph between the eighth and ninth paragraph appearing under the heading “No Opinion of the Board”:

On April 6, 2020, Bee Street issued a press release in which, among other things, it announced that it had extended the Offer. As so extended, the Offer is now scheduled to expire at midnight, New York City time, at the end of April 14, 2020, unless further extended or earlier terminated in accordance with the terms set forth in the Offer to Purchase and other documents filed by Bee Street.

On April 7, 2020, Bee Street issued a press release in which, among other things, it announced that it had waived the Financing Condition (as defined in the Offer to Purchase) and the Minimum Tender Condition (as defined in the Offer to Purchase). Bee Street also announced that it had received from Wintrust a definitive commitment letter for the Wintrust Facility, which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase).

Item 4 of this Schedule 14D-9 is hereby further amended and supplemented by deleting the last sentence of paragraph (b) appearing under the “Other Factors” heading.

Item 4 of this Schedule 14D-9 is hereby further amended and supplemented by adding the following as a new paragraph under the “Other Factors” heading:

(e)         Effect of Bee Street’s Completion of the Offer Without Achieving the Minimum Tender Condition. In its April 7, 2020 press release, Bee Street waived the Minimum Tender Condition to the Offer. Also, Bee Street disclosed that it “expects that, if the Merger does not occur promptly after the closing of the Offer, Bee Street would advocate, as the Company’s overwhelming majority stockholder after the completion of the Offer, for the Company to ‘go dark’ and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended.  If the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the SEC and to comply with certain other rules promulgated by the SEC under the federal securities laws.”

ITEM 9.  Exhibits.

The information contained in Item 9 and the Exhibit Index of this Schedule 14D-9 is hereby amended and supplemented as follows:

(a)(3)                                          Press Release of Bee Street Holdings LLC dated April 7, 2020 (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTINENTAL MATERIALS CORPORATION

By:	/s/ PAUL AINSWORTH
	Name:	Paul Ainsworth
	Title:	Chief Financial Officer
	Dated:	April 8, 2020